UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

42 Hatzikyriakou Avenue
Piraeus, Athens 185 38
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the presentation made by Aegean Marine Petroleum Network Inc. at the Jefferies 7th Annual Global Shipping & Logistics Conference on September 8, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: September 8, 2010	By:	/s/ E. Nikolas Tavlarios
	Name:	E. Nikolas Tavlarios
	Title:	President

SK 23250 0002 1129557

Exhibit 1

Aegean Marine Petroleum Network Inc.
Jefferies Global Shipping and Logistics Conference
September 8th 2010

Safe Harbor Statement
Except for historical information contained herein, the statements in this presentation are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-
looking statements involve known and unknown risks and uncertainties that may cause the actual results in future periods of Aegean Marine Petroleum Network, Inc. to differ materially from forecasted results. Those risks include, among others, changes in customer orders and demand for our products; the liquidity of credit markets;
changes in raw material, labor, equipment and transportation costs; pricing actions by the Company and its competitors; changes in law or the uncertainty of the application of law and regulation; the ability to attract and retain management and employees; the inability to successfully execute management strategies with respect to cost containment, production increases or decreases, inventory control, and the integration of acquired businesses, and general changes in economic and financial conditions, residential and non-residential construction and municipal spending.  Risks associated with forward-looking statements are more fully described in our filings with the Securities and Exchange Commission. Aegean Marine Petroleum Network Inc. assumes no duty to update its forward-looking statements as of any future date.
Non-GAAP Financial Measures
Within this presentation, the Company makes reference to certain non-GAAP financial measures, which have directly comparable GAAP financial measures as identified in this presentation. These non-GAAP measures are provided because they are used as standard metrics by the investment community. We believe these measures will assist the investment community in properly assessing the underlying performance of the Company.
Disclosure

Powering the World…

4

Investment Highlights
  Global brand representing safety, product quality and excellent service
  Diverse and high-quality customer base
  Demonstrated growth strategy resulting in significant sales volume and EBITDA growth
  Established presence in the top three bunkering markets worldwide
  Largest double-hull bunkering fleet to benefit from dynamic regulatory environment
  Vertically integrated logistics chain, including tanker storage in strategic locations
  Independent supplier of marine fuel lubricants to complement core operations
  History of significant financial liquidity with strong banking relationships
  Experienced management team with a solid track record
  Well positioned for long-term cash flow growth
Aegean Marine is a global marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea…

Agenda
  Company
  Industry
  Strategy
  Financial Overview

Company

Company: The Aegean Team
Peter C. Georgiopoulos Chairman of the Board
  Chairman of Aegean since IPO (December 2006).
  Founder and Chairman of General Maritime (NYSE: GMR)
  Founder and Chairman of Genco Shipping and Trading (NYSE: GNK)
  Founder and Chairman of Baltic Trading Ltd (NYSE: BALT)
  GMR, GNK and BALT have returned over $1.25 billion to investors.

E. Nikolas Tavlarios Principal Executive Officer & President
  President of Aegean since IPO.
  Former Vice President, General Maritime- directed business development, maintained relationships with major oil companies, and commissioned Portugal office.
  Former Manager, General Maritime Management (GMM) Hellas.
  Former Executive Director of Rockefeller Center for Tishman Speyer.

Dimitris Melisanidis Head of Corporate Development	Head of Corporate Development since January 2005. Founded Aegean in 1995 and acted as CEO until IPO.
Spyros Fokas Director, Corporate Secretary & General Counsel
  Corporate Secretary and General Counsel for Aegean since January 2005 and has acted as
 Legal Counsel since 1998.
  Founder of Associated Piraeus Law Offices.
  Member of Greek Maritime Law Association and Hellenic Society of Maritime Lawyers.

Spyros Gianniotis Chief Financial Officer	Chief Financial Officer for Aegean since September 2008. Former Assistant General Manager and Head of Shipping at Piraeus Bank, A.E. Former Vice President, Senior Relationship Manager at Citibank N.A.

New York
Jamaica
Gibraltar
Fujairah
Singapore

Pireaus
Company at time of IPO…
Company: Aegean, December 2006

Amsterdam / Rotterdam /
Montreal
New York
Service Centers
Markets Served

Vancouver
Mexico
Jamaica
Trinidad &
 Tobago
Gibraltar
Northern Europe
Antwerp
Tangiers
Piraeus / Patras
West Africa
Fujairah
Singapore

Portland
Las Palmas
Company: Aegean Today

Morocco
Trinidad
Vancouver
U.K.
Northern Europe
West Africa
ARA
Singapore
Piraeus
Jamaica
Gibraltar
U.A.E.

  Global Reach
  Modern double hull fleet
  Integrated Service Capability
  Effective Credit Controls
  Tank storage in strategic locations
  Strong Customer Relationships
  Independent supplier of marine lubricants
Company: Business Overview
Aegean’s integrated supply model
includes:
Q2 2010 Volume Sold

DAY 1	1 to 3	4	5	25	35
Receive client order Lock in sales price	Lock-in purchase price	Load bunkering tanker	Physical delivery of fuel	Pay supplier	Receive payment
Marketing, Sales and Procurement		Physical Operations		Working Capital Funding
  Strong brand name widely recognized and
 respected in the industry for quality product and
 excellent service
  Global sales-force covering clients’ needs
 around-the-clock
  Centralized procurement team constantly
 evaluating Company’s requirements while
 monitoring fuel markets

  Largest and most modern bunkering fleet
 in the industry (approximately 90% being
 double-hull)
  Global operations team manage the
 process in order to ensure successful
 and timely delivery
  Expert technical team managing
 Company fleet positioning and
 maintenance
				Large credit facility in-place allows for the funding of both current (and future) operations Strong relationships with banks
A Sample Transaction Cycle…
Company: Operations

Tankers
Containerships
Bulkers
Car Carriers
Cruise Ships
Chemical Tankers
Reefers
LPG/LNG
Other

Aegean’s Sales by Client Sector
  Approximate percentages.
  Diverse base of strong customers mitigates counterparty risks, providing top-line predictability
  In five years of operation, bad debt expense has totaled approximately $100,000
  Strong relationships with international shipping companies, leading cruise lines and fuel traders.
Company: Diverse, High-Quality Customer Base
(1)
(1)

Industry

World GDP and Bunker Demand
$120,000.0
$100,000.0
$80,000.0
$60,000.0
$40,000.0
$20,000.0
$-
350,000,000
300,000,000
250,000,000
200,000,000
150,000,000
100,000,000
50,000,000
0
1995
1998
2001
2004
2007
2010
2013
2016
2019
World GDP (USD trillions)
Bunker Demand (mt/year)

14

  PIRA Energy Group, July 2010
  2010 global GDP growth forecasted
 between 3.8 and 4.2%
  China projected growth apx. 10.0%
  India projected growth apx. 8.8%
  Continued integration of China and East
 Asia into world economy will accelerate
 GDP growth
  Strong presence in emerging markets will
 allow Aegean to take advantage of shifting
 global fundamentals
  Bunker demand projected to grow 3.9% in
 2010
  Bunker demand is projected to grow 30% from
 current levels by year end 2020
Industry: Attractive Fundamentals

Industry: Dynamic Regulatory Landscape
  MARPOL Annex I - Single-Hull Phase-Out
  Regulations for the prevention of pollution by oil
  Single-hull tankers to be phased-out of most markets by 2015
  New markets adopting Phase-Out regulations
  MARPOL Annex VI - Emissions Regulation
  Regulations for the prevention of air pollution from ships
  Global marine fuel sulfur limits begin to tighten as of January 2012
  Emission Control Area (ECA)
  ECA sulfur limit reductions begin July 2010
  Rapid Expansion - USA/Canada by 2012
  Sulfur limits continue to decrease
  Driving demand for low-sulfur fuels to comply with regulations
Aegean is poised to benefit from regulatory changes

Bunker Suitable Tanker Fleet Development
3500
3000
2500
2000
1500
1000
500
0
2007
2008
2009
2010
2011
2012
Double Hull
Single Hull

  Single-Hull Phase-Out
  Single-hull tankers to be phased-out of
 most markets by 2015
  Results in dramatic vessel removals in
 bunkering suitable fleet
  Recent Developments…
  December 2009: South Korea bans single-
 hull vessels from all ports beginning in
 2011
  Russia has banned the use of single-hull
 tankers as of January 1, 2010
  China has banned the use of single-hull
 tankers as of January 1, 2010
  India has lifted an exemption allowing
 single-hull tankers to trade in coastal
 waters till 2015 effectively banning single-
 hull vessels as of January 2010
Note: Bunker suitable vessels defined as below 10,000 DWT; Orderbook, phase-out and deliveries by number of vessels; Projections assumes vessels scrapped after 25 year life; 2010 and 2011 net growth assumes phase-out of 25% of remaining single-hull tonnage, 5% of Deliveries for 2010 are assumed cancelled, 30% of Deliveries for 2011 are assumed cancelled.
Source: Clarkson Research Services, PIRA Energy Group, Internal company estimates
Industry: Bunkering Tanker Fleet Development

Sulfur Content
May 2005
July 2010
Jan 2012
Jan 2015
Jan 2020

Industry: Low-Sulfur Regulation Timeline
Emission Control Area
Potential Future Emission Control Areas
0.00%
1.00%
2.00%
3.00%
4.00%
5.00%
ECA
GLOBAL
  Modern fleet featuring segregated tanks allows for sale of multiple fuel grades in a single delivery
  Significant financial liquidity enables Company to capitalize on this attractive market opportunity as demand for low-sulfur product continues to increase

Strategy

Strategy
Penetrate new attractive markets
with strong ship traffic
Leverage global sales and
operations network
Own and operate the largest double-hull
bunkering fleet in the world
Increase scale through additional accretive
acquisitions
Expand distribution network for global
supply of marine lubricants
Meet strong demand for modern tonnage
Drive growth in current markets and
expansion into adjacent markets
Joined Sealub Alliance, increasing network
to more than 450 ports in 40 countries and
improve infrastructure to increase sources
of fuel and purchasing power
Dedicated team of sales and operational
professionals support customers on a
worldwide basis
Strengthen global brand, enhance
purchasing leverage, drive greater
operational efficiencies and increase future
earnings potential
Global presence has more than tripled to
over 16 service centers and over 40 markets
worldwide since IPO in December 2006

Geographic Markets
3
4
5
6
11
14
16
2004
2005
2006
2007
2008
2009
2010

Strategy: Expansion into Strategic Locations
Penetration into attractive markets driven by fleet expansion and access to credit…
  West Africa (Q1 2008)
  Vancouver, Montreal and Mexico via ICS Petroleum acquisition (Q3 2008)
  Patras - 2nd largest market in Greece in terms of metric tons supplied (Q1 2009)
  Tangiers, Morocco - exclusive bunkering company for the new port (Q1 2009)
  Trinidad and Tobago (Q2 2009)
  Amsterdam - Rotterdam - Antwerp via acquisition of Verbeke Bunkering (Q1 2010)
  Jamaica via development of storage terminal
  Greece via acquisition of floating storage vessel - Mediterranean
  Las Palmas via acquisition of Shell Las Palmas facility (Q2 2010)
  Development of land based storage in Fujairah

NEW BUILD & ACQUISITION FLEET
	Current	On Order	Q1 2011
Number of Vessels/Barges	63	9	72
  New builds enter an environment of markedly lower supply
  Financing for all new builds has been secured at favorable rates
  42% fleet growth CAGR since 2006 IPO
  Took delivery of 10 double hull bunkering vessels in 2009
  Took delivery of 7 double hull bunkering vessels to date in 2010
  Expect delivery of 7 additional newbuild double hull bunkering tankers in 2010 and 2 in Q1
 2011
Note: Assumes no scrapping or sales.
  ‘On Order Fleet’ includes both vessels and barges.
  Includes chartered in vessels via Verbeke acquisition
(1)
(1)
Strategy: Poised for Growth - Fleet Expansion
(2)
(2)

22

Strategy: Poised for Growth - Storage Expansion
Land Storage
Location	Type	Total Capacity
Fujairah*	Land	500,000 m3
Jamaica*	Land	120,000 m3
Portland	Land	40,000 m3
Tangiers*	Land	230,000 m3
Las Palmas	Land	65,000 m3
Floating Storage
Location	Type	Total Capacity
Ghana	Floating	70,000 dwt
Gibraltar	Floating	80,000 dwt
Fujairah	Floating	70,000 dwt
Mediterranean	Floating	25,000 dwt
ARA	Floating	2,500 dwt
* Facilities currently under-development, expected completion 2012
Strategic Benefits
  Increase availability of product for sale in
 key markets while maintaining
 conservative commodity risk approach
  Strengthen Aegean Marine’s buying power
  Generate incremental income by leasing
 storage space to third parties

Lloyd's Register

EMSA

ISO International Organization for Standardization

The Aegean brand is associated with a reputation for safety
Strategy: Stellar Reputation for Safety
  Stellar environmental record with no major environmental accidents
  Strong internal controls ensure compliance with international maritime laws
  Several important certifications from key international agencies
  ISO 9001 certified for Provision of Procurement Services for Marine Fuel Oils and Lubricants
  ISO 14001 certified for Environmental Management System
  TR-8 certified by Lloyds for Quality Management for Bunker Supply
  Awarded contract from European Maritime Safety Agency in November 2009
  Increase oil pollution response capacity in English channel
  On stand-by through 2013 to provide rapid oil spill recovery services

Lubricant Sales (mt)
20,000
15,000
10,000
5,000
0
2007
2008
2009
1H 2010

Sealub Alliance

AEGEAN MARINE PETROLEUM

Gulf Marine

Marine Lubricants	Oils used by vessels to reduce friction in engines and machines.
Size of Global Market	2mm metric tons
Market Dynamics	Dominated by the majors
Aegean’s Entrance into Market	2007
Sealub Alliance Network	Group formed by Gulf Oil Marine to market and distribute marine lubricants globally.
Aegean joined Sealub in February 2009. Other members include PetroChina, Ipiranga (Brazil), and SK (South Korea). Presence in over 450 ports in 40 countries.
(1)
(1)
  Aegean estimates
153% CAGR
Strategy: Marine Lubricants

Strategy: Strong Liquidity Position
  Access to over $700 million in credit facilities
  $100 million credit facility secured in April 2010 with Fortis Nederland
  $50 million credit facility secured in April 2010 with Deutsche Bank
  Focused on expanding banking relationships and strengthening working capital base
  Approximately $50 million in available cash on hand
  Significant financial liquidity provides competitive advantage
  Aegean Marine buys in bulk, effectively strengthening relationships with suppliers and providing access to pricing discounts unavailable to smaller competitors
  Manage fluctuations in marine fuel prices while competitors are often capital constrained
  Superior financing terms on newbuild ships
  Aegean Marine financed newbuilds with 80% debt / 20% equity
  Competitors required to provide significant equity contribution
  Strong capital structure to take advantage of attractive consolidation opportunities
  With a net debt to capital ratio of 48%, Aegean Marine continues to pursue additional acquisitions that are accretive to cash flows

Recent Results

90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
$ ,000
2005
2006
2007
2008
2009

25% CAGR
Financial Overview: EBITDA Growth

Sales Volumes (mt)
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1q07
2q07
3q07
4q07
1q08
2q08
3q08
4q08
1q09
2q09
3q09
4q09
1q10
2q10

57% CAGR
Financial Overview: Sales Volumes

Gross Spread per MT
35
30
25
20
15
10
5
0
1q07
2q07
3q07
4q07
1q08
2q08
3q08
4q08
1q09
2q09
3q09
4q09
1q10
2q10
Gross Spread per MT
Average Spread

$27 average spread per MT
Financial Overview: Gross Spread per MT

$16.0
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
1q07
2q07
3q07
4q07
1q08
2q08
3q08
4q08
1q09
2q09
3q09
4q09
1q10
2q10
Bunker Vessel OPEX
Bunker Vessel OPEX ex fuel
G&A Expenses
Storage Costs

Financial Overview: Fixed Cost per Metric Ton

Financial Overview: Selected Financials
  All amounts are in thousands of USD unless otherwise specified.
  Net Revenues= Total Revenues - Cost of Goods Sold - Cargo Transportation Expenses
(1)
(1)
Year-on-Year Comparison
	2q09	2q10	YoY %
Sales Volumes (MT)	1,498,937	2,825,046	+88.5%
Net Revenue	$47,210	$68,335	+44.8%
EBITDA	$24,362	$27,450	+12.7%
Operating Income	$17,613	$19,195	+9.0%
Net Income	$16,322	$12,025	-26.3%
Adjusted Net Income	$12,137	$14,209	+17.1%
Quarter-on-Quarter Comparison
	1q10	2q10	QoQ %
Sales Volumes (MT)	1,720,513	2,825,046	+64.2%
Net Revenue	$55,293	$68,335	+23.6%
EBITDA	$23,015	$27,450	+19.3%
Operating Income	$17,437	$19,195	+10.1%
Net Income	$14,087	$12,025	-14.6%
Adjusted Net Income	$13,927	$14,209	+2.0%
(2)
(2)
(2)
(2)

Financial Overview: Balance Sheet Data
(1)
(1)
  As of June 30, 2010
ASSETS		LIABILITIES and SE
Cash and Cash Equivalents	$52,061	Short-term Debt	$320,630
Current Assets	679,999	Trade Payables	218,538
Fixed Assets	506,385	Long-term Debt	213,316
Other Non-Current Assets	70,900	Other current and non-current	28,202
		TOTAL LIABILITIES	$780,686
		STOCKHOLDERS’ EQUITY	$476,598
TOTAL ASSETS	$1,257,284	TOTAL LIABILITIES & SE	$1,257,284
Net Debt to Capital of: 48%

33

Investment Highlights
  Global brand representing safety, product quality and excellent service
  Diverse and high-quality customer base
  Demonstrated growth strategy resulting in significant sales volume and EBITDA growth
  Established presence in the top three bunkering markets worldwide
  Largest double-hull bunkering fleet to benefit from dynamic regulatory environment
  Vertically integrated logistics chain, including tanker storage in strategic locations
  Independent supplier of marine fuel lubricants to complement core operations
  History of significant financial liquidity with strong banking relationships
  Experienced management team with a solid track record
  Well positioned for long-term cash flow growth
Aegean Marine is a global marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea…